Exhibit 99.1

BY-LAW NO. 1 (as amended) of

SEARS CANADA INC. (the “Corporation”)

I                                 INTERPRETATION

1.01                                                              Expressions used in this By-Law shall have the same meanings as corresponding expressions in the Canada Business Corporations Act (the “Act”).

II                            CORPORATE SEAL

2.01                                                              Until changed by the directors, the corporate seal of the Corporation shall be in the form impressed in the margin hereof.

III                       FINANCIAL YEAR

3.01                                                              Until changed by the directors, the financial year of the Corporation shall end on the Saturday falling closest to January 31 in each year.

IV                        DIRECTORS

4.01                                                              Number

The number of directors shall be not fewer than the minimum and not more than the maximum provided in the articles. At each election of directors the number elected shall be the number of directors then in office unless the directors or the shareholders otherwise determine.

4.02                                                              Quorum

A quorum for a meeting of directors shall be three or such greater or lesser number as the directors may from time to time determine provided that at least two of the directors present are not officers or employees of the Corporation or of its holding body corporate.

4.03                                                              Calling of Meetings

Meetings of the directors shall be held at such time and place as the Chairman of the Board, the President or any two directors may determine.

4.04                                                              Notice of Meetings

Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 24 hours before the time of the meeting or by written notice not less than 48 hours before the time of the meeting, provided that the first meeting immediately following a meeting of shareholders at which directors are elected may be held without notice if a quorum is present. Meetings may be held without notice if the directors waive or are deemed to waive notice.

4.05                                                             Chairman

The Chairman of the Board shall be appointed from among the directors and when present shall be the chair of meetings of directors and shall have such other powers and duties as the directors may determine. If the Chairman is absent for a meeting, the Vice-Chairman or the President if a director, or in their absence, a director chosen by the directors at the meeting, shall be the chair of any meeting of directors.

4.06                                                             Voting at Meetings

At meetings of directors each director shall have one vote and questions shall be decided by a majority of votes. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote.

V                             OFFICERS

5.01                                                             General

The directors may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents, a Secretary, a Treasurer, a Corporate Comptroller and such other officers as the directors may determine.

5.02                                                             President

Unless the directors otherwise determine the President shall be appointed from among the directors of the Corporation and shall have general supervision of its business and affairs and in the absence of the Chairman of the Board shall be chairman of meetings of directors and shareholders when present.

5.03                                                             Vice-President

A Vice-President shall have such powers and duties as the directors or the chief executive officer may determine.

5.04                                                             Secretary

The Secretary shall give required notices to shareholders, directors, auditors and members of committees, act as secretary of meetings of directors and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal and have such other powers and duties as the directors or the chief executive officer may determine.

5.05                                                             Treasurer

The Treasurer shall keep proper accounting records in accordance with the Act, have supervision over the safekeeping of securities and the deposit and disbursement of funds of the Corporation, report as required by the chief executive officer on the financial position of the Corporation, and have such other powers and duties as the directors or the chief executive officer may determine.

5.06                                                             Corporate Comptroller

The Corporate Comptroller shall have such powers and duties as the directors or the chief executive officer may determine.

5.07                                                             Assistants

Any of the powers and duties of an officer to whom an assistant has been appointed by the directors may be exercised and performed by such assistant unless the directors or the chief executive officer otherwise direct.

5.08                                                             Term of Office

Each officer shall hold office until his successor is elected or appointed, provided that the directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.

VI                        SHAREHOLDERS

6.01                                                             Quorum

A quorum for the transaction of business at a meeting of shareholders shall be two persons present and each entitled to vote at the meeting.

6.02                                                             Casting Vote

In case of an equality of votes at a meeting of shareholders, the Chairman of the meeting shall have a second or casting vote.

6.03                                                             Scrutineers

The Chairman at any meeting of shareholders may appoint one or more persons (who need not be shareholders) to act as scrutineer or scrutineers at the meeting.

6.04                                                             Chairman

The Chairman of the Board may act as chair of any meeting of shareholders or may delegate the responsibility of chairing a meeting of shareholders to any other director or officer present at such meeting. If the Chairman is absent for a meeting of shareholders, and has not so delegated to another director or officer present at the meeting, then the President, or in his absence a director or officer chosen by those directors present at the meeting (failing which, by the shareholders at the meeting), shall be the chair of any meeting of shareholders.

VII                   DIVIDENDS AND RIGHTS

7.01                                                             Declaration of dividends

Subject to the Act the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.

7.02                                                             Payment

A dividend payable in money shall be paid to each registered holder of shares of the class or series in respect of which it has been declared and transmitted to such registered holder at the address of such holder in the Corporation’s securities register, unless such holder otherwise directs. In the case of joint holders the payment shall be made, unless such joint holders otherwise direct, to such joint holders. Payment as aforesaid shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

7.03                                                             Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

VIII              EXECUTION OF INSTRUMENTS

8.01                                                              Deeds, transfers, assignments, agreements, proxies and other instruments may be signed on behalf of the Corporation by any two directors or by a director and an officer or by one of the Chairman of the Board, the President, a Vice-President or an Assistant Vice-President together with one of the Secretary, an Assistant Secretary, the Treasurer, an Assistant Treasurer, the Corporate Comptroller or an Assistant Corporate Comptroller or in such other manner as the directors may determine.

IX                       NOTICE

9.01                                                              Any notice, document or other communication from the Corporation provided for herein or by the Act shall be sent to the shareholders: (a) by mail, postage prepaid, at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation; or (b) by any other method as permitted by the Act and other applicable law from time to time, including by electronic means.

9.02                                                              Accidental omission to give any notice to any shareholder, director, auditor or member of a committee or non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.

X                            REPEAL

10.01                                                       By-Law No. A-1 be and it is hereby repealed without prejudice to any action or actions heretofore taken thereunder.